MANULIFE FINANCIAL CORPORATION (the “Company”)
Report of Voting Results of Matters Submitted to a Vote of Common Shareholders
at the Annual and Special Meeting of the Company heldMay 6, 2010 (the “Meeting”)

The following matters were put to vote at the Meeting and pursuant to National Instrument 51-102, the report on the voting results are as follows:

1.	Election of Directors

A ballot was conducted for the resolution to elect directors of the Company until the next Annual Meeting.
The following nominees were elected as directors:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Linda B. Bammann	848,215,954	94.36	50,651,523	5.64
John M. Cassaday	841,895,924	93.66	56,972,239	6.34
Gail C. A. Cook-Bennett	847,164.105	94.25	51,703,923	5.75
Thomas P. d’Aquino	846,437,117	94.17	52,431,047	5.83
Richard B. DeWolfe	804,646,916	89.52	94,221,248	10.48
Robert E. Dineen, Jr.	847,401,879	94.27	51,466,149	5.73
Pierre Y. Ducros	845,832,786	94.10	53,035,378	5.90
Donald A. Guloien	845,424,538	94.05	53,443,389	5.95
Scott M. Hand	848,433,214	94.39	50,434,613	5.61
Robert J. Harding	848,643,706	94.41	50,224,221	5.59
Luther S. Helms	847,723,865	94.31	51,144,299	5.69
Thomas E. Kierans	844,807,376	93.99	54,060,887	6.01
Lorna R. Marsden	845,548,919	94.07	53,318,909	5.93
John R. V. Palmer	848,014,594	94.34	50,853,570	5.66
Hugh W. Sloan, Jr.	845,169,723	94.03	53,698,304	5.97
Gordon G. Thiessen	847,632,336	94.30	51,235,928	5.70

2.	Appointment of Auditor

A ballot was conducted for the resolution to appoint Ernst & Young LLP as auditor of the Company until the next Annual Meeting.  Ernst & Young LLP were appointed.
VOTES FOR	%	VOTES WITHHELD	%
892,889,598	94.76	49,403,299	5.24

3.           Amendment to By-Law No. 1

A ballot was conducted for the resolution confirming the amendment to By-Law No. 1 increasing the aggregate annual remuneration payable to the Board of Directors.  The Amendment to By-Law No. 1 was confirmed.

VOTES FOR	%	VOTES AGAINST	%
840,562,942	89.20	101,725,266	10.80

4.	Advisory Resolution Accepting Approach to Executive Compensation

A ballot was conducted for the Advisory Resolution accepting approach to Executive Compensation.  The Advisory Resolution was approved.

VOTES FOR	%	VOTES AGAINST	%
828,318,439	87.91	113,962,302	12.09